Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three and six months ended June 30, 2015 and 2014

WESTPORT INNOVATIONS INC.
Condensed Consolidated Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$59,937	$93,282
Short-term investments	709	723
Accounts receivable (note 3)	43,849	46,849
Inventories (note 4)	37,517	41,824
Prepaid expenses	5,983	4,641
Current portion of deferred income tax assets	2,924	3,556
	150,919	190,875
Long-term investments (note 5)	29,815	33,324
Other assets	2,980	3,819
Property, plant and equipment (note 7)	47,771	58,134
Intangible assets (note 8)	24,348	27,920
Deferred income tax assets	251	271
Goodwill (note 9)	21,671	23,352
	277,755	337,695
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	49,191	55,502
Current portion of deferred revenue	1,951	1,782
Current portion of deferred income tax liabilities	185	398
Current portion of long-term debt (note 11)	19,272	18,955
Current portion of warranty liability (note 12)	8,266	9,696
	78,865	86,333
Warranty liability (note 12)	10,172	13,413
Long-term debt (note 11)	52,389	59,587
Deferred revenue	2,594	3,795
Deferred income tax liabilities	4,276	4,954
Other long-term liabilities	1,398	1,605
	149,694	169,687
Shareholders’ equity:
Share capital (note 13):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
64,172,920 (2014 - 63,480,722) common shares	935,966	930,857
Other equity instruments	11,225	7,767
Additional paid in capital	9,837	9,837
Accumulated deficit	(802,653)	(764,960)
Accumulated other comprehensive income	(26,314)	(15,493)
	128,061	168,008
Commitments and contingencies (note 15)
	$277,755	$337,695
See accompanying notes to the condensed consolidated financial statements.

Approved on behalf of the Board:

“Douglas R. King”	Director	“Jill Bodkin”	Director

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Product revenue	$24,557	$31,723	$51,534	$66,505
Service and other revenue	3,289	6,139	4,334	11,284
	27,846	37,862	55,868	77,789
Cost of revenue and expenses:
Cost of product revenue	18,109	24,261	40,707	51,917
Research and development	12,761	18,698	26,237	39,702
General and administrative	8,610	9,536	17,001	20,712
Sales and marketing	4,416	6,587	8,873	13,663
Foreign exchange (gain)	(1,174)	8,566	(4,049)	(365)
Depreciation and amortization	3,535	4,585	7,082	8,916
Bank charges, interest and other	123	116	191	222
Impairment	3,419	—	3,419	325
	49,799	72,349	99,461	135,092
Loss from operations	(21,953)	(34,487)	(43,593)	(57,303)
Income from investments accounted for by the equity method	3,529	1,041	9,841	685
Interest on long-term debt and amortization of discount	(1,486)	(1,102)	(2,958)	(2,203)
Interest and other income	42	(498)	111	(67)
Loss before income taxes	(19,868)	(35,046)	(36,599)	(58,888)
Income tax expense	621	312	1,094	336
Net loss for the period	$(20,489)	$(35,358)	$(37,693)	$(59,224)
Other comprehensive (loss):
Cumulative translation adjustment	528	9,268	(10,821)	(2,125)
Comprehensive loss	$(19,961)	$(26,090)	$(48,514)	$(61,349)
Loss per share:
Basic and diluted	$(0.32)	$(0.56)	$(0.59)	$(0.94)
Weighted average common shares outstanding:
Basic and diluted	64,117,665	63,110,446	63,985,492	63,005,649

See accompanying notes to the condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and six months ended June 30, 2015 and June 30, 2014

	Common			Additional		Accumulated other	Total
	shares	Share	Other equity	paid in	Accumulated	comprehensive	shareholders'
	outstanding	capital	instruments	capital	deficit	income	equity
December 31, 2013	62,733,762	$916,497	$13,834	$8,205	$(615,342)	$(292)	$322,902
Issue of common shares on exercise of stock options	4,358	49	—	(17)	—	—	32
Issue of common shares on exercise of share units	293,659	6,709	(6,709)	—	—	—	—
Issuance of common shares in connection with acquisition	94,914	3,182	(3,182)	—	—	—	—
Stock-based compensation	—	—	6,422	885	—	—	7,307
Net loss for the year	—	—	—	—	(59,224)	—	(59,224)
Other comprehensive loss	—	—	—	—	—	(2,125)	(2,125)
June 30, 2014	63,126,693	$926,437	$10,365	$9,073	$(674,566)	$(2,417)	$268,892

December 31, 2014	63,480,722	930,857	7,767	9,837	(764,960)	(15,493)	168,008
Issue of common shares on exercise of share units	367,125	3,947	(3,947)	—	—	—	—
Issue of common shares in connection with acquisition	325,073	1,162	—	—	—	—	1,162
Stock-based compensation	—	—	7,405	—	—	—	7,405
Net loss for the year	—	—	—	—	(37,693)	—	(37,693)
Other comprehensive loss	—	—	—	—	—	(10,821)	(10,821)
June 30, 2015	64,172,920	$935,966	$11,225	$9,837	$(802,653)	$(26,314)	$128,061

See accompanying notes to the condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cash flows from operating activities:
Loss for the period	$(20,489)	$(35,358)	$(37,693)	$(59,224)
Items not involving cash:
Depreciation and amortization	3,535	4,585	7,082	8,916
Stock-based compensation expense	4,681	3,323	7,928	8,056
Unrealized foreign exchange loss (gain)	(1,174)	8,566	(4,049)	(365)
Deferred income tax (recovery) expense	12	87	319	(182)
Income from investments accounted for by the equity method	(3,529)	(1,041)	(9,841)	(685)
Amortization of long-term debt	367	499	763	876
Impairment	3,419	—	3,419	325
Inventory write-downs to net realizable value	323	—	2,318	—
Change in fair value of derivative liability and bad debt expense	20	164	370	700
Changes in non-cash operating working capital:
Accounts receivable	(1,843)	(7,711)	402	(445)
Inventories	1,396	(867)	275	2,371
Prepaid expenses	(482)	(2,014)	(1,537)	(4,459)
Accounts payable and accrued liabilities	1,013	5,628	(4,320)	(428)
Deferred revenue	(495)	(2,140)	(651)	(4,108)
Warranty liability	(3,483)	(2,658)	(4,026)	(3,378)
	(16,729)	(28,937)	(39,241)	(52,030)
Cash flows from investing activities:
Purchase of property, plant and equipment	(727)	(1,536)	(1,705)	(4,813)
Maturity of short-term investments	—	7,715	—	9,626
Dividends received from joint ventures	4,761	—	11,748	2,626
	4,034	6,179	10,043	7,439
Cash flows from financing activities:
Repayment of long term facilities	(710)	(1,449)	(2,747)	(2,226)
Issuance of long term debt	469	17,797	2,342	17,797
Financing costs incurred	—	(2,023)	—	(2,001)
	(241)	14,325	(405)	13,570
Effect of foreign exchange on cash and cash equivalents	2,262	1,351	(3,742)	313
(Decrease) increase in cash and cash equivalents	(10,674)	(7,082)	(33,345)	(30,708)
Cash and cash equivalents, beginning of period	70,611	154,887	93,282	178,513
Cash and cash equivalents, end of period	$59,937	$147,805	$59,937	$147,805

See accompanying notes to the condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Condensed Consolidated Statements of Cash Flows (continued) (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Supplementary information:
Interest paid	$147	$104	$2,352	$1,878
Taxes paid, net of refunds	294	1	774	144
Non-cash transactions:
Shares issued on exercise of performance share units	717	3,038	3,947	6,709

See accompanying notes to the condensed consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

 1.    Basis of preparation:

The unaudited condensed consolidated balance sheet as at June 30, 2015, and the unaudited condensed consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the three and six months ended June 30, 2015 and 2014 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim condensed consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2014 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheet, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at June 30, 2015 and for all periods presented, have been recorded. The results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of the results for Westport Innovations Inc.’s (“the Company”) full year.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi (RMB), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended June 30,		Average for the six months ended June 30,
	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Canadian dollar	0.80	0.86	0.81	0.92	0.81	0.91
Australian dollar	0.77	0.82	0.78	0.93	0.78	0.91
Euro	1.11	1.21	1.11	1.37	1.12	1.37
RMB	0.16	0.16	0.16	0.16	0.16	0.16
Swedish Krona	0.12	0.13	0.12	0.15	0.12	0.15

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.    Accounting Changes

(a)    New accounting pronouncements:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. Early adoption would be permitted as of the original effective date in ASU 2014-09 (i.e., annual reporting periods beginning after December 15, 2016, including interim reporting periods within the annual periods).  The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern:

In August 2014, the FASB issued ASU 2014-15. Presentation of Financial Statements - Going Concern outlining management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern, along with the required disclosures.  ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate a material impact to the Company’s financial statements as a result of this change.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.    Accounts Receivable:

	June 30, 2015	December 31, 2014
Customer trade receivable	$42,408	$43,256
Due from joint venture (note 14)	304	2,538
Other receivables	3,472	3,307
Income tax receivable	489	499
Allowance for doubtful accounts	(2,824)	(2,751)
	$43,849	$46,849

4.    Inventories:

	June 30, 2015	December 31, 2014
Purchased parts	$25,171	$28,227
Work-in-process	6,466	4,879
Finished goods	5,880	8,718
	$37,517	$41,824

During the three and six months ended June 30, 2015, the Company recognized write-downs to net realizable value of approximately $323 (three months ended June 30, 2014 - $0) and $2,318 (six months ended June 30, 2014 - $0)

5.    Long-term investments:

	June 30, 2015	December 31, 2014
Weichai Westport Inc. (a)	$17,931	$18,791
Cummins Westport Inc. (b)	10,601	13,196
Other equity accounted for investees	1,283	1,337
	$29,815	$33,324

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5.    Long-term investments (continued):

(a)   Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three and six months ended June 30, 2015, the Company recognized its share of WWI’s income of $149 (three months ended June 30, 2014 - income of $688) and income of $444 (six months ended June 30, 2014 and income of $1,196), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	June 30, 2015	December 31, 2014
Current assets:
Cash and cash equivalents	$36,224	$11,734
Accounts receivable	38,878	72,121
Inventory	60,258	83,594
Other current assets	981	1,249
Long-term assets
Property, plant and equipment	7,157	5,736
Deferred income tax assets	7,780	7,781
Total assets	$151,278	$182,215
Current liabilities:
Accounts payable and accrued liabilities	$96,137	$128,838
Total liabilities	$96,137	$128,838

	Three months ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Product revenue	$41,906	$133,072	$97,784	$246,431
Cost of revenue and expenses:
Cost of product revenue	36,167	124,249	86,354	231,299
Operating expenses	5,206	6,511	9,930	11,109
	41,373	130,760	96,284	242,408
Income before income taxes	533	2,312	1,500	4,023
Income tax expense	80	346	231	604
Income for the period	$453	$1,966	$1,269	$3,419

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5.    Long-term investments (continued):

(b)   Cummins Westport Inc.:

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and six months ended June 30, 2015, the Company recognized its share of CWI’s income of $3,390 (three months ended June 30, 2014 - income of $400) and $9,337 (six months ended June 30, 2014 - loss of $434), as income from investment accounted for by the equity method. During the first quarter of 2015, the Company identified adjustments in CWI's estimated 2014 financial results, which primarily related to warranty accrual. The identified adjustments resulted in a cumulative $1,184 understatement of the Company’s income from investments accounted for by the equity method for the year ended December 31, 2014. The Company corrected the amounts related to CWI in the first quarter of 2015, which had the net effect of increasing income from investments accounted for by the equity method by $1,184 for the six months ended June 30, 2015. The Company did not believe this adjustment was material to its consolidated financial statements for the year ended December 31, 2014 and, therefore, did not restate any prior period amounts. The Company does not believe the adjustment is material to the three and six months ended June 30, 2015 consolidated interim financial statements.

Assets, liabilities, revenue and expenses of CWI are as follows:

	June 30, 2015	December 31, 2014 (1)
Current assets:
Cash and short-term investments	$109,123	$107,415
Accounts receivable	5,275	11,846
Current portion of deferred income tax assets	21,968	21,507
Other current assets	58	116
Long-term assets:
Property, plant and equipment	1,273	1,294
Deferred income tax assets	28,703	28,851
Total assets	$166,400	$171,029
Current liabilities:
Current portion of warranty liability	$48,126	$48,422
Current portion of deferred revenue	10,718	8,029
Accounts payable and accrued liabilities	9,332	8,297
	68,176	64,748
Long-term liabilities:
Warranty liability	37,463	40,882
Deferred revenue	36,900	34,345
Other long-term liabilities	2,771	2,771
	77,134	77,998
Total liabilities	$145,310	$142,746

(1)    The Company has adjusted the December 31, 2014 information, as previously presented in our 2014 Annual Financial Statement Notes, to reflect the finalized audited financial information of CWI.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

5.    Long-term investments (continued):

(b)    Cummins Westport Inc. (continued):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Product revenue	$80,371	$65,809	$141,359	$132,259
Parts revenue	12,701	13,746	24,713	27,365
	93,072	79,555	166,072	159,624
Cost of revenue and expenses:
Cost of product and parts revenue	68,375	69,152	114,815	141,603
Research and development	7,682	5,532	14,252	10,286
General and administrative	310	402	532	676
Sales and marketing	5,009	4,115	9,960	8,796
Foreign exchange loss	2	(8)	32	2
Bank charges, interest and other	191	217	359	440
	81,569	79,410	139,950	161,803
Income from operations	11,503	145	26,122	(2,179)
Interest and investment income	81	62	226	130
Income before income taxes	11,584	207	26,348	(2,049)

Income tax expense (recovery):	4,803	(593)	10,046	(1,181)
Income (loss) for the period	$6,781	$800	$16,302	$(868)

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.    Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI.  Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins.  The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	Balance at June 30, 2015		Balance at December 31, 2014
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss
Equity method investment	$10,600	$10,600	$13,196	$13,196
Accounts receivable	304	304	2,538	2,538

7.    Property, plant and equipment:

		Accumulated	Net book
June 30, 2015	Cost	depreciation	value
Land and buildings	$2,776	$87	$2,689
Computer equipment and software	8,832	7,293	1,539
Furniture and fixtures	5,977	2,107	3,870
Machinery and equipment	74,411	36,972	37,439
Leasehold improvements	11,793	9,559	2,234
	$103,789	$56,018	$47,771

		Accumulated	Net book
December 31, 2014	Cost	depreciation	value
Land and buildings	$3,015	$—	$3,015
Computer equipment and software	9,277	7,063	2,214
Furniture and fixtures	6,194	1,798	4,396
Machinery and equipment	81,933	36,135	45,798
Leasehold improvements	12,460	9,749	2,711
	$112,879	$54,745	$58,134

During the three and six months ended June 30, 2015, the Company recorded an impairment charge of $3,419 (three months ended June 30, 2014 - $0). The impairment was recorded against OrcaTM LNG trailers ("Orcas") which provide in-yard fleets convenient refueling in the absence of a permanent liquefied natural gas ("LNG") solution. The method used to determine fair value was recent sales of Orcas and the impairment charge was recorded in the Westport Operations segment.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

8.     Intangible Assets:

		Accumulated	Net book
June 30, 2015	Cost	amortization	value
Patents and trademarks	$17,448	$3,765	$13,683
Technology	4,972	2,471	2,501
Customer contracts	12,366	4,373	7,993
Other intangibles	265	94	171
Total	$35,051	$10,703	$24,348

		Accumulated	Net book
December 31, 2014	Cost	amortization	value
Patents and trademarks	$18,425	$3,445	$14,980
Technology	6,449	3,142	3,307
Customer contracts	13,762	4,163	9,599
Other intangibles	62	28	34
Total	$38,698	$10,778	$27,920

9.     Goodwill:

A continuity of goodwill is as follows:

	June 30, 2015	December 31, 2014
Balance, beginning of period:	$23,352	$41,500
Acquisition of Prins	—	3,221
Impairment losses	—	(18,543)
Impact of foreign exchange changes	(1,681)	(2,826)
Balance, end of period	$21,671	$23,352

10.    Accounts payable and accrued liabilities:

	June 30, 2015	December 31, 2014
Trade accounts payable	$37,198	$41,796
Accrued payroll	2,352	5,270
Accrued interest	1,165	1,237
Income taxes payable	685	580
Other payables	7,791	6,619
	$49,191	$55,502

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

11.    Long-term debt:

	June 30, 2015	December 31, 2014
Subordinated debenture notes (1)	$43,336	$46,491
Senior financing (2)	12,130	15,910
Senior revolving financing (3)	11,138	12,101
Other bank financing	4,021	2,646
Capital lease obligations	1,036	1,394
	71,661	78,542
Current portion	(19,272)	(18,955)
	$52,389	$59,587

(1) The subordinated debenture notes are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

(2) Senior financing comprises the Emer S.p.A ("Emer") senior financing agreement ("Emer senior financing"), the Prins Autogassystemen Holding B.V ("Prins") senior financing agreement ("Prins senior financing"), and the Prins senior mortgage loan ("Prins senior mortgage loan"). The senior financing agreements bear interest at 3 or 6-month Euribor plus a fixed percentage ranging from 1% to 3.5%.

(3) The senior revolving financing facility relates to EMER and bears interest at 6-month Euribor plus 2.5%. Interest is paid semi-annually.

The principal repayment schedule of the subordinated debenture notes, senior financing agreements, and senior revolving financing are as follows for the period ended June 30, 2015 are as follows:

	Subordinated debenture notes	Emer Senior Financing	Prins Senior Financing	Prins Senior Mortgage Loan	Senior revolving financing	Total
2015	$—	$3,797	$1,002	$336	$—	$5,135
2016	—	1,960	1,839	335	5,569	9,703
2017	43,336	1,022	—	335	5,569	50,262
2018	—	—	—	335	—	335
2019 and thereafter	—	—	—	1,169	—	1,169
	$43,336	$6,779	$2,841	$2,510	$11,138	$66,604

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

12.    Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Balance, beginning of period	$20,866	$27,253	$23,109	$28,845
Warranty claims	(2,433)	(1,717)	(5,620)	(4,400)
Warranty accruals	107	452	286	1,242
Impact of foreign exchange changes	(102)	(973)	663	(672)
Balance, end of period	$18,438	$25,015	$18,438	$25,015
Less: Current portion	(8,266)	(8,958)	(8,266)	(8,958)
Long-term portion	$10,172	$16,057	$10,172	$16,057

13.     Share Capital, stock options and other stock-based plans

During the six months ended June 30, 2015, the Company issued 692,198 common shares, net of cancellations, upon exercises of share units and in connection with earn out payments stipulated by the total purchase price to acquire AFV (six months ended June 30, 2014 – 298,017). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share units:

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the six months ended June 30, 2015, the Company recognized $7,928 (six months ended June 30, 2014 - $6,422) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of June 30, 2015, and June 30, 2014 are as follows:

	Six Months Ended June 30, 2015		Six Months Ended June 30, 2014
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	5,337,873	$10.27	1,200,591	$23.68
Granted	5,343,277	6.82	1,547,231	19.29
Exercised/Vested	(367,125)	13.57	(237,318)	31.04
Forfeited/expired	(204,868)	10.39	(35,752)	29.05
Outstanding, end of period	10,109,157	$7.87	2,474,752	$20.17
Units outstanding and exercisable, end of period	125,643	$13.20	208,764	$11.10

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

13.    Share capital, stock options and other stock-based plans (continued):

During 2015, 5,343,277 (June 30, 2014 - 1,547,231) share units were granted to employees. This included 2,683,277 Restricted Share Units ("RSUs") (2014 - 490,684) and 2,660,000 Performance Share Units ("PSUs") (2014 - 1,056,547). Values of RSU awards are generally determined based on the fair market value of the underlying Common Share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for Common Shares, not the date of grant. PSU awards do not have a certain number of Common Shares that will issue over time - it depends on future performance and other conditions tied to the payout of the PSU. The vesting of the 2,660,000 PSU's granted in 2015 is conditional upon Shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan. As a result these PSU's are being treated as a liability until this condition is met.

As at June 30, 2015, $52,875 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized over a weighted average period of 2.45 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s stock option awards and share units at six months ended June 30, 2015 are as follows:

June 30, 2015
CDN$
Share units:
Outstanding	$57,034
Exercisable	746

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Research and development	$699	$752	$1,183	$1,162
General and administrative	3,355	1,807	5,612	5,014
Sales and marketing	627	764	1,133	1,880
	$4,681	$3,323	$7,928	$8,056

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

14.     Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at June 30, 2015, net amounts due from CWI total $304 (2014 - $2,538). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred.  Cost reimbursements from CWI consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Research and development	$—	$1	$18	$3
General and administrative	303	481	451	911
Sales and marketing	932	1,467	2,381	2,743
	$1,235	$1,949	$2,850	$3,657

15.     Commitments

(a)     Contractual Commitments

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2015	$4,623
2016	5,478
2017	4,503
2018	4,438
2019	3,778
Thereafter	30,767

$53,587

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

(b) Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16.    Segmented information:

During the first quarter of 2015, Westport realigned the structure of the company's internal organization. The realignment combines, our historical operating segments, Westport Applied Technologies, Westport On-Road Systems and Westport Off-Road Systems into a single operating segment, Westport Operations. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Makers (the CEO and the COO “CODMs”). As Westport narrows its focus within certain business units, including its investments in joint ventures, and defers certain products and related programs, the CODMs manage the combined businesses as a whole. Therefore, the Westport Operations segment provides more meaningful information to users of Westport’s financial statements.   Prior-period amounts have been adjusted retrospectively to reflect these operating segment changes.

The financial information for the Company’s business segments evaluated by the CODMs includes the results of the CWI and WWI as if it were consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI are accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

The Company’s business operates in four operating segments:

- Westport Operations designs manufactures and sells compressed natural gas, liquefied natural gas, and liquefied petroleum gas components and systems to over 20 global OEMs, and to aftermarket customers in over 60 countries.

- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

The accounting policies for the reportable segments are consistent with those described in the Company's annual consolidated financial statements for the year ended December 31, 2014. The CODM evaluates segment performance based on gross margin and on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16.    Segmented information (continued):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenue:
Westport Operations	$24,622	$35,746	$52,073	$74,710
Corporate and technology investments	3,224	2,116	3,795	3,079
CWI	93,072	79,555	166,072	159,624
WWI	41,906	133,072	97,784	246,431
Total segment revenues	162,824	250,489	319,724	483,844
Less: equity investees' revenue	(134,978)	(212,627)	(263,856)	(406,055)
Total consolidated revenues	$27,846	$37,862	$55,868	$77,789
Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange loss (gain), bank charges and other:
Westport Operations	$(1,371)	$(275)	$(5,269)	$(2,896)
Corporate and technology investments	(14,679)	(20,945)	(31,681)	(45,309)
CWI	11,505	354	26,112	(1,737)
WWI	1,500	2,312	480	4,023
Total segment operating loss	(3,045)	(18,554)	(10,358)	(45,919)
Less: equity investees’ operating income	(13,005)	(2,666)	(26,592)	(2,286)
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, foreign exchange (gain) loss, bank charges and other:	(16,050)	(21,220)	(36,950)	(48,205)
Depreciation and amortization:
Westport Operations	1,734	3,207	3,447	6,358
Corporate and technology investments	1,801	1,378	3,635	2,558

Losses on impairments, write-downs and disposals
Westport Operations	3,419	—	3,419	325
	6,954	4,585	10,501	9,241
Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(23,004)	(25,805)	(47,451)	(57,446)
Foreign exchange (gain) loss, bank charges and other	(1,051)	8,682	(3,858)	(143)
Loss before undernoted	(21,953)	(34,487)	(43,593)	(57,303)
Interest on long-term debt and other (expenses) income, net	(1,444)	(1,600)	(2,847)	(2,270)
Income (loss) from investment accounted for by the equity method	3,529	1,041	9,841	685
Loss before income taxes	$(19,868)	$(35,046)	$(36,599)	$(58,888)

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16.    Segmented information (continued):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Total additions to long-lived assets excluding business combinations:
Westport Operations	$95	$957	$676	$3,769
Corporate and technology investments	632	579	1,029	1,044
	$727	$1,536	$1,705	$4,813

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company’s product and service revenues are as follows:

% of total product revenue and service and other revenue
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Americas (including United States)	34	44	34	46
Asia (including China)	12	13	10	11
Other (including Italy)	54	43	56	43

The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at June 30, 2015, total goodwill of $21,671 (December 31, 2014 - $23,352) was allocated to Westport Operations.

As at June 30, 2015, long-term investments of $29,381 (December 31, 2014 - $32,898) was allocated to the Corporate segment and $434 (December 31, 2014 - $426) was allocated to Westport Operations.

Total assets are allocated as follows:

	June 30, 2015	December 31, 2014
Westport Operations	$194,821	$219,261
Corporate and technology investments	82,934	118,434
CWI	166,400	171,029
WWI	151,278	182,215
	595,433	690,939
Less: equity investees’ total assets	317,678	353,244
Total consolidated assets	$277,755	$337,695

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16.    Segmented information (continued):

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	June 30, 2015	December 31, 2014
Italy	$47,338	$53,319
Netherlands	8,793	9,944
Canada	21,625	25,083
United States	15,639	20,320
Sweden	144	208
China	7,646	6,329
Australia	1,035	1,233
	102,220	116,436
Less: equity investees’ long-lived assets	8,430	7,030
Total consolidated long-lived assets	$93,790	$109,406

17.    Financial Instruments

(a)     Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At six months ended June 30, 2015, the Company has $60,646 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at June 30, 2015:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$49,191	$49,191	$49,191	$—	$—	$—
Unsecured subordinated debentures (1)	43,336	52,952	3,963	3,963	45,026	—
Senior financing (1)	12,130	12,629	5,916	5,188	690	835
Senior revolving financing (1)	11,138	11,693	11,428	265	—	—
Other bank financing	4,021	4,354	2,168	276	121	1,789
Capital lease obligations	1,036	1,124	477	580	67	—
Operating lease commitments	—	53,587	4,623	9,981	8,216	30,767
	$120,852	$185,530	$77,766	$20,253	$54,120	$33,391

(1) Includes interest at rates disclosed in note 11.

WESTPORT INNOVATIONS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17.     Financial instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 11) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 11) approximates their fair values as at June 30, 2015, as the interest rates on the debt is floating and therefore approximates the market rates of interest.  The Company’s credit spread also has not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at June 30, 2015, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.